SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PRIVATE MEDIA GROUP, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

74266R104
(CUSIP Number)

Ilan Bunimovitz
515 Arkansas Street

San Francisco, California 94107
(415) 385-4962

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 23, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ilan Bunimovitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 3,012,061
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 3,012,061
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,012,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IN (See Item 4)

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This Amendment No. 4 to Schedule 13D is filed by and on behalf of Mr. Bunimovitz to amend the Schedule 13D related to the common stock of the issuer filed with the Commission on July 28, 2010, as amended by the Amendment No. 1 to Schedule 13D filed with the Commission on August 12, 2010 and as further amended by the Amendment No. 2 to Schedule 13D filed with the Commission on September 2, 2010 and the Amendment No. 3 to Schedule 13D filed with the Commission on October 22, 2010 (the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background.

This statement is filed by Ilan Bunimovitz, an individual.

The residence address of Mr. Bunimovitz is 515 Arkansas Street, San Francisco, California 94107.

Mr. Bunimovitz was formerly employed by the Issuer as its Chief Executive Officer and has been at times a member of the Board of Directors of the Issuer (the “Board”). The name and address of the Issuer is stated in Item 1 to the Schedule 13D. The principal business of the Issuer is to provide high quality adult media content for a wide range of media platforms. There were claims against the Issuer relating to a purported termination for cause of the employment of Mr. Bunimovitz as Chief Executive Officer of the Issuer in 2010, which was contested by Mr. Bunimovitz (a copy of a letter to the Issuer’s counsel contesting the purported termination of Mr. Bunimovitz was attached to the Schedule 13D as Exhibit A). As described in the Issuer’s Form 8-K filed on May 30, 2012 (which is incorporated herein by reference) all such claims have been settled and released and Mr. Bunimovitz resigned as a director of the Issuer effective May 22, 2012.

Mr. Bunimovitz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Mr. Bunimovitz is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The securities reported in this statement as beneficially owned by Mr. Bunimovitz were acquired either (a) in connection with the acquisition by the Issuer of Mr. Bunimovitz’s interests in Game Link LLC and eLine LLC on January 20, 2009 pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of January 20, 2009 (the “Merger Agreement”), by and among the Issuer, Mr. Bunimovitz, Game Link LLC, eLine LLC and the other parties named therein, or (b) pursuant to that certain Settlement and Release Agreement dated May 22, 2012, among the Issuer, Mr. Bunimovitz and certain other parties thereto, in consideration for the settlement of two legal proceedings to which Mr. Bunimovitz and the Issuer were parties and a mutual release of all claims between Mr. Bunimovitz and the Issuer.

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74266R104

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Bunimovitz acquired the Common Stock in connection with the acquisition by the Issuer of Mr. Bunimovitz’s interests in Game Link LLC and eLine LLC on January 20, 2009 pursuant to the Merger Agreement or pursuant to that certain Settlement and Release Agreement dated May 22, 2012, among the Issuer, Mr. Bunimovitz and certain other parties thereto, in consideration for the settlement of two legal proceedings to which Mr. Bunimovitz and the Issuer were parties and a mutual release of all claims between Mr. Bunimovitz and the Issuer.

Mr. Bunimovitz may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as he deems advisable to benefit from changes in market price of the Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer. Mr. Bunimovitz may make plans, make proposals, and/or take such other actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, and to acquire additional Common Stock or dispose of all the Common Stock beneficially owned by him, in public market or privately negotiated transactions. Mr. Bunimovitz may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

(a), (b) Mr. Bunimovitz is the beneficial owner of 3,012,061 shares of Common Stock, representing approximately 12.0% of the outstanding shares of Common Stock.

(c) 1,295,089 shares of Common Stock were issued to Mr. Bunimovitz pursuant to that certain Settlement and Release Agreement dated May 22, 2012, among the Issuer, Mr. Bunimovitz and certain other parties thereto, in consideration for the settlement of two legal proceedings to which Mr. Bunimovitz and the Issuer were parties and a mutual release of all claims between Mr. Bunimovitz and the Issuer. Other than the foregoing transaction, Mr. Bunimovitz has not effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

(d) No person other than Mr. Bunimovitz is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Bunimovitz has ceased to be employed by the Issuer as its Chief Executive Officer and has ceased to be a member of the Board.

In addition, Mr. Bunimovitz was a party to and beneficiary of a Voting Agreement dated as of January 20, 2009 (the “Voting Agreement”), entered into by Mr. Bunimovitz, in his capacity as Sellers Representative under the Merger Agreement, the Issuer and Berth H. Milton, in connection with the consummation of the transactions contemplated by the Merger Agreement. Among other things, the Voting Agreement provided that the parties thereto would vote their shares of Common Stock in favor of electing Mr. Bunimovitz as a director of the Issuer until the

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earlier to occur of (i) the termination of Mr. Bunimovitz’s employment with the Issuer and (ii) the day immediately preceding the Issuer’s 2012 annual stockholders meeting. A copy of the Voting Agreement was attached to the Schedule 13D as Exhibit B.

Mr. Bunimovitz was also a party to and beneficiary of a Registration Rights Agreement dated as of January 20, 2009 (the “Registration Rights Agreement”), entered into by Mr. Bunimovitz, the Issuer and certain other sellers, in connection with the consummation of the transactions contemplated by the Merger Agreement. Among other things, the Registration Rights Agreement granted Mr. Bunimovitz and the other sellers party to the Registration Rights Agreement the right, subject to certain conditions and limitations, to register their shares of Common Stock if the Issuer proposes to register any of its securities under the Securities Act of 1933, as amended, in connection with the public offering of such securities. A copy of the Registration Rights Agreement was attached to the Schedule 13D as Exhibit C.

1,295,089 shares of Common Stock were issued to Mr. Bunimovitz pursuant to that certain Settlement and Release Agreement dated May 22, 2012, among the Issuer, Mr. Bunimovitz and certain other parties thereto, in consideration for the settlement of two legal proceedings to which Mr. Bunimovitz and the Issuer were parties and a mutual release of all claims between Mr. Bunimovitz and the Issuer.

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74266R104

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June _8, 2012

Ilan Bunimovitz